EXHIBIT 12.1
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               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2003.

                                    YEAR ENDED DECEMBER 31,
                      --------------------------------------------------
                           1999     2000     2001     2002     2003
                           ----     ----     ----     ----     ----

Ratio of earnings to
  fixed charges  (a)....  9.9(b)    26.7     17.0      8.1      6.4


     (a) These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.

     (b) Earnings include a non-recurring charge related to the note payable of $30.9 million, net of income tax benefit. Excluding this charge, the ratio of earnings to fixed charges would have been 21.0 for 1999.